UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No.1)*

                                RailAmerica Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    750753105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 27, 2006

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 750753105
------=====---------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
----- --------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            2,404,031
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                109
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      2,404,031
                      ----------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                            109
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,404,140
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.12%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 750753105
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                109
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                            109
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      109
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
--------------------------------------------------------------------------------

Item 1. Security and Issuer

        This Amendment No. 1 amends the statement on Schedule 13D (the "Statement") originally filed on dateYear2006Day27Month11November 27, 2006 relating to shares of common stock, par value $0.01 per share (the "Shares"), of RailAmerica Inc. (the "Issuer") by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). The Issuer has its principal executive offices at 5300 Broken Sound Blvd NW, Boca Raton, Florida 33487.

Item 4. Purpose of Transaction

        This Item 4 is hereby amended and supplemented as follows:

(a) Between November 16, 2006 and November 27, 2006, Deutsche Bank sold 1,409,545 Shares in open market transactions, reducing the aggregate number of Shares that may be deemed beneficially owned by the Reporting Persons to 2,404,140.

Item 5. Interest in Securities of the Issuer

T his Item 5 is hereby amended and supplemented as follows:

(a) and (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended September 30, 2006, the number of Shares outstanding was 39,289,450 as of November 6, 2006. The Reporting Person may be deemed the beneficial owner of 2,404,140 Shares (approximately 6.12% of the total number of Shares outstanding).

Deutsche Bank AG, London Branch                                       2 300,674
Deutsche Bank AG, London Branch (arbitrage)                             103,357
Deutsche Bank Securities Inc.                                               109

(c) Transactions by the Reporting Persons in the Shares effected during the past sixty days are set forth in Schedule 1 to this Schedule 13D, which is incorporated by reference herein. The transactions set forth in Schedule 2 to this Statement were effected on the New York Stock Exchange and/or the OTC market.

Item 7.   Material to be Filed as Exhibits

-------------------------------------------------------------------------------
Exhibit No.      Description
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           1     Joint Filing Agreement, dated November 27, 2006, between
                 Deutsche Bank AG and Deutsche Bank Securities Inc.
                 (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Shares filed by the Reporting Persons on November 27, 2006)

------------------------- ------------------------------------------------------

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of November 29, 2006





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President


                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President

                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of Deutsche Bank AG and each Person Ultimately in Control of Deutsche Bank AG


        Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                                BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Dr.                          Josef Ackermann Chairman of the Group Executive
                             Committee and Member of the Board of Managing
                             Directors,
                                Deutsche Bank AG

                                Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                               Citizenship: Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck Member of the Board of Managing Directors, Deutsche Bank AG

                                Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                               Citizenship: German
--------------------------------------------------------------------------------
Dr. Hermann-Josef Lamberti Member of the Board of Managing Directors, Deutsche Bank AG

                                Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                               Citizenship: German
--------------------------------------------------------------------------------
Dr.                          Clemens Borsig Member of the Board of Managing
                             Directors, Deutsche Bank AG

                                Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                               Citizenship: German
--------------------------------------------------------------------------------

       Executive Officers, Directors, Controlling Persons and Trustees of
                          Deutsche Bank Securities Inc.

        Deutsche Bank Securities Inc. (DBSI) is registered with the SEC as a broker-dealer and is a member of the NASD, SIPC, NYSE, and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the CFTC as a futures commission merchant and is a member of the NFA, CME, and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                                BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Mr.                          Seth Waugh Member of the Board of Directors,
                             Chairman, Deutsche Bank Securities

                             60 Wall Street
                            New York, New York, 10005

                                 Citizenship: US
--------------------------------------------------------------------------------
Mr.                          Stuart Clarke Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                            New York, New York, 10005

                             Citizenship: UK-British
--------------------------------------------------------------------------------
Mr.                          Thomas Gahan Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                            New York, New York, 10005

                                 Citizenship: US
--------------------------------------------------------------------------------
Mr.                          Robert Karofsky Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                            New York, New York, 10005

                                 Citizenship: US
--------------------------------------------------------------------------------
Mr.                          Mark Pfeffer Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                            New York, New York, 10005

                                 Citizenship: US
--------------------------------------------------------------------------------
Mr.                          Philip Weingord Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                            New York, New York, 10005

                                 Citizenship: US
--------------------------------------------------------------------------------

                        Schedule 2 - 60 Day Trade History
                                Deutsche Bank AG


--------------------------------------------------------------------------------
DATE                 BUY/SELL           AMOUNT             PRICE
--------------------------------------------------------------------------------
09/28/06             BUY                1,100              10.90
--------------------------------------------------------------------------------
09/28/06             SELL               962                11.02
--------------------------------------------------------------------------------
10/02/06             BUY                100                10.75
--------------------------------------------------------------------------------
10/02/06             SELL               2,400              10.74
--------------------------------------------------------------------------------
10/03/06             BUY                300                10.62
--------------------------------------------------------------------------------
10/03/06             SELL               900                10.67
--------------------------------------------------------------------------------
10/04/06             BUY                1,200              10.85
--------------------------------------------------------------------------------
10/04/06             SELL               100                10.70
--------------------------------------------------------------------------------
10/05/06             BUY                2,600              11.09
--------------------------------------------------------------------------------
10/06/06             BUY                300                11.21
--------------------------------------------------------------------------------
10/10/06             BUY                500                11.17
--------------------------------------------------------------------------------
10/10/06             SELL               500                11.26
--------------------------------------------------------------------------------
10/11/06             BUY                100                11.18
--------------------------------------------------------------------------------
10/11/06             SELL               200                11.14
--------------------------------------------------------------------------------
10/12/06             BUY                1.900              11.32
--------------------------------------------------------------------------------
10/13/06             BUY                3,500              11.40
--------------------------------------------------------------------------------
10/16/06             BUY                4,400              11.46
--------------------------------------------------------------------------------
10/17/06             BUY                100                11.35
--------------------------------------------------------------------------------
10/17/06             SELL               300                11.36
--------------------------------------------------------------------------------
10/19/06             BUY                4,200              11.50
--------------------------------------------------------------------------------
10/19/06             BUY                5,600              11.50
--------------------------------------------------------------------------------
10/19/06             SELL               100                11.49
--------------------------------------------------------------------------------
10/20/06             BUY                300                11.46
--------------------------------------------------------------------------------
10/20/06             SELL               300                11.44
--------------------------------------------------------------------------------
10/23/06             BUY                2,200              11.47
--------------------------------------------------------------------------------
10/23/06             SELL               1,000              11.40
--------------------------------------------------------------------------------
10/24/06             BUY                4,400              11.35
--------------------------------------------------------------------------------
10/24/06             BUY                500                11.30
--------------------------------------------------------------------------------
10/24/06             SELL               800                11.30
--------------------------------------------------------------------------------
10/25/06             BUY                100                11.65
--------------------------------------------------------------------------------
10/25/06             BUY                1,600              11.44
--------------------------------------------------------------------------------
10/25/06             SELL               900                11.41
--------------------------------------------------------------------------------
10/26/06             BUY                1,400              11.65
--------------------------------------------------------------------------------
10/26/06             SELL               300                11.57
--------------------------------------------------------------------------------
10/27/06             SELL               500                11.62
--------------------------------------------------------------------------------
10/30/06             BUY                100                11.58
--------------------------------------------------------------------------------
10/30/06             SELL               220                11.50
--------------------------------------------------------------------------------
10/30/06             SELL               300                11.55
--------------------------------------------------------------------------------
10/31/06             BUY                520                11.63
--------------------------------------------------------------------------------
10/31/06             SELL               900                11.56
--------------------------------------------------------------------------------
11/01/06             SELL               600                11.58
--------------------------------------------------------------------------------
11/02/06             SELL               1,200              11.64
--------------------------------------------------------------------------------
11/03/06             BUY                800                11.80
--------------------------------------------------------------------------------
11/03/06             SELL               1,100              11.78
--------------------------------------------------------------------------------
11/06/06             BUY                400                11.89
--------------------------------------------------------------------------------
11/06/06             SELL               400                11.97
--------------------------------------------------------------------------------
11/07/06             BUY                2,500              12.40
--------------------------------------------------------------------------------
11/07/06             SELL               100                12.32
--------------------------------------------------------------------------------
11/08/06             BUY                400                12.45
--------------------------------------------------------------------------------
11/08/06             SELL               200                12.29
--------------------------------------------------------------------------------
11/09/06             BUY                200                12.46
--------------------------------------------------------------------------------
11/09/06             SELL               300                12.39
--------------------------------------------------------------------------------
11/10/06             BUY                1,200              12.27
--------------------------------------------------------------------------------
11/13/06             BUY                100                12.35
--------------------------------------------------------------------------------
11/14/06             BUY                6,200              12.38
--------------------------------------------------------------------------------
11/15/06             BUY                2,220              12.38
--------------------------------------------------------------------------------
11/15/06             BUY                8,900              15.77
--------------------------------------------------------------------------------
11/15/06             BUY                109                15.81
--------------------------------------------------------------------------------
11/16/06             BUY                2,400              15.85
--------------------------------------------------------------------------------
11/16/06             SELL               100                15.85
--------------------------------------------------------------------------------
11/16/06             SELL               157,600            15.87
--------------------------------------------------------------------------------
11/17/06             SELL               220                15.85
--------------------------------------------------------------------------------
11/17/06             SELL               187,600            15.87
--------------------------------------------------------------------------------
11/20/06             SELL               259,500            15.92
--------------------------------------------------------------------------------
11/21/06             SELL               247,900            15.91
--------------------------------------------------------------------------------
11/22/06             SELL               210,600            15.90
--------------------------------------------------------------------------------
11/22/06             BUY                2,775              15.90
--------------------------------------------------------------------------------
11/27/06             SELL               256,000            15.90
--------------------------------------------------------------------------------

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of RailAmerica Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of November 29, 2006





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President


                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President